FAIRFAX  News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 15, 2013

FOR IMMEDIATE RELEASE

FAIRFAX TO ACQUIRE PET INSURANCE PROVIDER HARTVILLE GROUP

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces the signing of a merger agreement with Hartville Group, Inc., of Canton, Ohio, pursuant to which Hartville will become wholly-owned by Crum & Forster’s United States Fire Insurance Company.  The transaction, which is subject to customary conditions including regulatory approval, is expected to close early in the third quarter of 2013.

Hartville, one of the oldest and largest pet insurance providers in the U.S., provides pet insurance plans under several brand names, including Hartville Pet Insurance and the Petshealth Care Plan.  Hartville also is the exclusive strategic partner for pet insurance with The American Society for the Prevention of Cruelty to Animals®.

“We are very excited to have Hartville join the Fairfax group,” said Prem Watsa, Chairman and CEO of Fairfax. “This acquisition represents a new phase in our existing relationship with Hartville through Fairmont Specialty. As a result of the vertical integration created by this merger, Hartville’s pet insurance programs will be uniquely positioned in the industry to generate sustainable growth.”

“Hartville has worked very closely with Fairmont Specialty since 2006 to provide high-quality pet insurance coverage at a good value for consumers,” said Hartville CEO Dennis Rushovich. “Our existing partnership will help make this ownership transition completely seamless for our customers. It also is important to us that we’ve found in Fairfax a partner who shares our values.”

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development,
Fairfax Financial Holdings Limited
at (416) 367-4941

Media Contact:
Paul Rivett, Vice President, Operations,
Fairfax Financial Holdings Limited
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946